Exhibit 99(a)(1)

[LETTERHEAD OF VERSATA, INC.]

Dear Stockholder,

On behalf of the Board of Directors of Versata, Inc., I am pleased to inform you that on December 7, 2005 Versata, Inc. entered into a merger agreement with Trilogy, Inc. and its wholly-owned subsidiary, V Acquisition, Inc. Pursuant to the merger agreement, Trilogy, Inc. has commenced a tender offer to purchase all of the outstanding shares of our common stock, par value $0.001 per share, at $0.40 per share in cash.

The offer is conditioned upon, among other things, a number of outstanding shares of Versata, Inc. common stock that represents at least a majority of the shares outstanding on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws. Upon completion of the offer, V Acquisition, Inc. will be merged into Versata, Inc., with Versata, Inc. being the surviving corporation, and all shares of Versata, Inc. common stock not purchased pursuant to the offer will be converted into the right to receive in cash the same per share price of $0.40 as paid in the offer.

Your Board of Directors has unanimously approved the merger agreement, has determined that the tender offer and the merger are fair to, and in the best interests of, the Versata, Inc. stockholders and unanimously recommends that you accept the offer and tender your shares pursuant to the offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, which is being filed with the Securities and Exchange Commission, including, among other things, the opinion of Seven Hills Partners LLC to the Board of Directors that, as of December 1, 2005 and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in the opinion, the $0.40 in cash per share to be received by the stockholders of Versata, Inc. in the offer and the merger was fair, from a financial point of view, to such holders. The full text of the opinion is attached to the enclosed Schedule 14D-9 and we urge you to read it carefully and in its entirety.

Accompanying this letter and Schedule 14D-9 are Trilogy, Inc.’s Offer to Purchase, dated December 16, 2005, the Letter of Transmittal for use in tendering shares and related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read these materials and consider them carefully before making your decision to tender your shares.

Sincerely,

/s/ DAVID CHAMBERLAIN
President and Chief Executive Officer